Exhibit 2.2

June 30, 2014

AGREEMENT

ON THE SALE AND TRANSFER OF ALL SHARES IN

AIS GMBH AACHEN INNOVATIVE SOLUTIONS

between

PROF. DR. ROLF W. GÜNTHER,

PROF. DR. THOMAS SCHMITZ-RODE,

MR. JOACHIM GEORG PFEFFER,

DR. KLAUS DÜRING,

and

ECP ENTWICKLUNGSGESELLSCHAFT MBH

STRICTLY PRIVATE AND CONFIDENTIAL

Table of Contents

1.	Defined Terms and Interpretation	3

2.	Sale and Transfer	10

3.	Purchase Price	11

4.	Condition to Closing	11

5.	No Leakage	12

6.	Warranties	13

7.	Remedies	26

8.	Limitation of Sellers’ Liability	27

9.	Disclosure and Disclaimers	33

10.	Tax	33

11.	Buyer’s Warranties	36

12.	Co-Operation	37

13.	Payments	37

14.	Costs and Expenses	37

15.	Third Party Rights	38

16.	Confidentiality, Announcements, Non-Compete	38

17.	Notices and Communications	39

18.	Language	41

19.	No Assignment	41

20.	Amendment and Waiver	42

21.	Severance	42

22.	Entire Agreement	42

23.	Governing Law and Jurisdiction	42

EXHIBITS

Exhibit A	Commercial register excerpt and articles of association of the Company
Exhibit B	Disclosure Schedule

THIS AGREEMENT (the “Agreement”) is dated June 30, 2014, and made

AMONG:

1.	Prof. Dr. Rolf W. Günther, born on , in , residing at

– hereinafter also referred to as “Seller 1”–

2.	Prof. Dr. Thomas Schmitz-Rode, born on , in , residing at

– hereinafter also referred to as “Seller 2”–

3.	Mr. Joachim Georg Pfeffer, born on , in , residing at

– hereinafter also referred to as “Seller 3”–

4.	Dr. Klaus Düring, born on , in , residing at

– hereinafter also referred to as “Seller 4”–

– Seller 1, Seller 2, Seller 3 and Seller 4 hereinafter are each also referred to individually as a

“Seller,” and together as the “Sellers”–

5.	ECP Entwicklungsgesellschaft mbH, a limited liability company incorporated in Germany, registered under registration number HRB 107164 B of the commercial register (Handelsregister) of the local court (Amtsgericht) of Charlottenburg, with its registered office address at Wiesenweg 10, 12247 Berlin, Germany

– hereinafter also referred to as the “Buyer” –

Each of the Sellers and the Buyer are herein referred to as a “Party” and are also collectively referred to as the “Parties”.

PREAMBLE

(A)	The Sellers hold all of the shares in the Company, with an aggregate nominal amount of twenty-five thousand and fifty Euros (EUR25,050.00).

(B)	Seller 1 is the registered owner of one (1) uncertificated share (Geschäftsanteil) in the Company with an aggregate nominal value of six thousand and fifty Euros (EUR6,050) (“Share 1”).

(C)	Seller 2 is the registered owner of one (1) uncertificated share (Geschäftsanteil) in the Company with an aggregate nominal value of seven thousand Euros (EUR7,000) (“Share 2”).

(D)	Seller 3 is the registered owner of one (1) uncertificated share (Geschäftsanteil) in the Company with an aggregate nominal value of seven thousand Euros (EUR7,000) (“Share 3”).

(E)	Seller 4 is the registered owner of the following three (3) shares in the Company:

a.	one (1) uncertificated share (Geschäftsanteil) with an aggregate nominal value of two thousand three-hundred Euros (EUR2,300) (“Share 4”);

b.	one (1) uncertificated share (Geschäftsanteil) with an aggregate nominal value of one thousand three-hundred and fifty Euros (EUR1,350) (“Share 5”); and

c.	one (1) uncertificated share (Geschäftsanteil) with an aggregate nominal value of one thousand three-hundred and fifty Euros (EUR1,350) (“Share 6”).

(F)	As of the date of this Agreement, the Buyer is active in certain research, development and prototype and pre-serial production (Prototypen- und Vorserienfertigung) of a catheter-based expandable blood pump driven by a rotatable shaft within a catheter that is designed to enable the heart to rest, heal and recover by improving blood flow or performing the pumping function of the heart (a “Expandable Catheter Based Pump”).

(G)	As of the date of this Agreement, the Company is active in the research and development of innovative technologies and products and Exploits these technologies and products. Seller 1, Seller 2 and Seller 3 have developed and transferred to the Company Intellectual Property Rights relating to an Expandable Catheter Based Pump. The Company is the legal owner of Intellectual Property Rights relating to an Expandable Catheter Based Pump. The Company has granted exclusive, worldwide and unlimited licenses to the Buyer under a license agreement dated 24/28 June 2007 (AIS License Agreement), as amended through the date hereof, which are essential for the development, production, sale, distribution and marketing of an Expandable Catheter Based Pump.

(H)	The Sellers agree to sell and transfer the Shares to the Buyer and the Buyer agrees to buy and accept the transfer of the Shares on and subject to the terms of this Agreement.

(I)	On or around the date of this Agreement, Abiomed and Abiomed Europe intend to enter into a sale and purchase agreement with the Buyer’s sole shareholder, Syscore GmbH, regarding the acquisition of all of the shares in the Buyer in a subsequent transaction (the “ECP Purchase Agreement”). The Buyer’s and Sellers’ entry into this Agreement is one of the conditions precedents to the consummation of the transactions contemplated by the ECP Purchase Agreement.

(J)	It is the common understanding of the Parties that no merger control approval or clearance nor any other approval or clearance by a Competent Authority (as such term is defined in clause 1.1, below) is required for entering into and for the consummation of this Agreement and the transactions contemplated herein.

NOW IT IS AGREED as follows:

1.	DEFINED TERMS AND INTERPRETATION

1.1.	Definitions

In this Agreement the following expressions shall have the following meanings:

“$” shall mean United States dollars;

“Abiomed” means Abiomed, Inc., a Delaware corporation with its headquarters address at 22 Cherry Hill Drive, Danvers, Massachusetts 01923, United States;

“Abiomed Europe” means Abiomed Europe GmbH, a limited liability company incorporated in Germany, registered under registration number HRB 13059 of the commercial register (Handelsregister) of the local court (Amtsgericht) of Aachen, with its registered office address at Neuenhofer Weg 9, 52074 Aachen, Germany;

“Affiliate” has the meaning set out in Section 15 of the German Stock Corporation Act (Aktiengesetz) (verbundene Unternehmen);

“Agreement” means this agreement, including all Exhibits hereto;

“Business Day” means a day (other than a Saturday, Sunday or legal holiday in Berlin, Germany) on which banks are open for general business in Frankfurt/Main, Germany;

“Buyer” means ECP Entwicklungsgesellschaft mbH, a limited liability company incorporated in Germany, registered under registration number HRB 107164 B of the commercial register (Handelsregister) of the local court (Amtsgericht) of Charlottenburg, with its registered office address at Wiesenweg 10, 12247 Berlin;

“Buyer’s Warranties” means the statements set out in clause 11;

“Change of Control” occurs in respect of a party when a Person controlling such party (within the meaning of Section 17 (1) of the German Stock Corporation Act (Aktiengesetz) (beherrschender Einfluss)) ceases to do so, and is replaced in that role by a Person that is not an Affiliate of the first Person;

“Civil Code” means the German Civil Code (Bürgerliches Gesetzbuch);

“Claim” means any claims against the Sellers under or in connection with this Agreement, including any claims for indemnification for any Sellers’ Breach;

“Closing” means the consummation of the Sellers’ transfer of the Shares to the Buyer;

“Closing Date” means the date on which the Closing takes place;

“Closing Memorandum” has the meaning set out in clause 4.2.1;

“Company” means AIS GmbH Aachen Innovative Solutions, a limited liability company incorporated in Germany, registered under registration number HRB 12258 of the commercial register (Handelsregister) of the local court (Amtsgericht) of Aachen, with its business address at Feldstr. 8, 52070 Aachen, Germany, an excerpt of the commercial register and a copy of the articles of association of which are attached as Exhibit A;

“Company Persons” means those employees, consultants, managing directors and advisers of the Company who have in the past been or are engaged in the development of intellectual property, in particular intellectual property regarding or which may be used for Expandable Catheter Pumps;

“Company Property” has the meaning set out in clause 6.1.18(a);

“Competent Authority” means (a) any Person (whether autonomous or not) having legal or regulatory authority; (b) any court of Law or tribunal in any jurisdiction; and (c) any authority competent to impose any taxation, and shall specifically include, as applicable, any nation, territory or government (foreign or domestic), any state, local or other political subdivision thereof, and any bureau, tribunal, board, commission, department, agency or other entity exercising executive, legislative, judicial, regulatory or administrative functions of government (including all EU notification bodies and all other entities exercising regulatory authority over medical products or devices such as any notified body and ethics committee as defined in any EU medical device legislation);

“Conditions Precedent” has the meaning set out in clause 4.1;

“Confidentiality or Assignment Agreement” and “Confidentiality or Assignment Agreements” have the meanings set out in clause 6.1.10(b)(v);

“Contest” has the meaning set out in clause 10.4.2;

“Copyrights” shall have the meaning defined in the definition of Intellectual Property Rights;

“Deductible” has the meaning set out in clause 8.2;

“De Minimis Amount” has the meaning set out in clause 8.2;

“Disclosure Schedule” shall mean the schedule delivered by the Sellers and the Company to the Buyer on or before the date of this Agreement and attached as Exhibit B hereto, as arranged in sections and paragraphs corresponding to the clauses contained in this Agreement, and where the disclosures in any section of the Disclosure Schedule shall qualify the content of any corresponding clause of this Agreement;

“Dispute” has the meaning set out in clause 23.2;

“ECP Purchase Agreement” has the meaning set out in the Preamble;

“Effective Date” shall mean the date on which Closing occurs at 24.00 hours CET;

“Employee Benefit Plan” means any employee pension plan (betriebliche Altersversorgung), any employee benefit plan and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability or death benefits, deferred compensation, bonuses, profit sharing, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation other than regular social security contributions (Sozialversicherungsbeiträge) to any statutory old age pension fund in Germany (staatliche Rentenversicherung);

“Environmental Laws” has the meaning set out in clause 6.1.18(c);

“EU” means the European Union;

“Euro”, and “EUR” each means the lawful currency of such sovereigns which as members of the European Union belong to the monetary union pursuant to the “Treaty of Lisbon amending the Treaty on European Union and the Treaty establishing the European Community” dated 13 December 2007 (OJ 2007/C 306/01) at such point in time as relevant pursuant to this Agreement;

“Expandable Catheter Based Pump” has the meaning set out in the Preamble;

“Exploit” shall mean to manufacture, import, use, sell, offer for sale, research, develop, commercialize, register, modify, enhance, prepare derivative works, seek necessary or desirable regulatory approvals, improve, formulate, export, transport, distribute, promote and market, practice any Patent Rights or other intellectual property, and to have another person do any of the same;

“Financial Statements” has the meaning set out in clause 6.1.5;

“German GAAP” has the meaning set out in clause 6.1.5;

“German Stock Corporation Act” means the German Stock Corporation Act (Aktiengesetz) of September 6, 1965 as amended to date;

“Germany” means the Federal Republic of Germany;

“Hazardous Substance” has the meaning set out in clause 6.1.18(c);

“Intellectual Property Rights” shall mean all of the following:

(a)	all Patent Rights;

(b)	(i) all registered and unregistered, unexpired, revivable domestic and foreign trademarks, trademark registrations, trademark applications, trade names, brand names, logos (whether or not registered), including artwork and typeface, certification marks and service marks, owned by the Company; and (ii) all state trademark registrations and applications therefor that are owned by the Company, including any extension, modification or renewal of any such registrations or applications and all common Law rights in such trademarks, and any right to use or Exploit any of the foregoing, in each case of (i) and (ii) above, including any goodwill associated therewith, including the foregoing identified in Section 6.1.10(a) of the Disclosure Schedule, and in each case of (i) and (ii) above, that are material to the ongoing operation of the business of the Company or Expandable Catheter Pumps (the “Marks”);

(c)	all original works of authorship, including all copyrights and registrations or applications for registration of copyrights in any jurisdiction, including any renewals or extensions thereof, advertising materials, publications, technical papers and computer software, instructional brochures, and any right to use or Exploit any of the foregoing, that are owned by the Company, including the foregoing identified in Section 6.1.10(a) of the Disclosure Schedule, and in each case that are material to the ongoing operation of the Business (the “Copyrights”); and

(d)	the Trade Secrets.

“Issued Patents” has the meaning set out in clause 6.1.10(b)(i);

“Law” or “Laws” shall mean any federal, state, territorial, foreign, international or local Law, statute, ordinance, rule, regulation or code of any Competent Authority;

“Leakage” has the meaning set out in clause 5.1;

“Leakage Breach” has the meaning set out in clause 5.2;

“Lien” shall mean any interest, consensual or otherwise, in property, whether real, personal or mixed property or assets, tangible or intangible, securing an obligation owed to, or a claim by a third Person, or otherwise evidencing an interest of a Person other than the owner of the property, whether such interest is based on common law, statute or contract, and including any security interest, security title or lien arising from a mortgage, recordation of abstract of judgment, deed of trust, deed to secure debt, encumbrance, restriction, charge, covenant, restriction, claim, exception, encroachment, easement, right of way, license, permit, incorporeal hereditament, pledge, conditional sale, option trust (constructive or otherwise) or trust receipt or a lease, consignment or bailment for security purposes and other title exceptions and encumbrances affecting the property, except for (i) Liens for Taxes not yet due and payable or being contested in good faith and (ii) the statutory landlord’s lien (Vermieterpfandrecht) on leased real property;

“Listed Agreements” has the meaning set out in clause 6.1.12(b);

“Litigation Matter” shall mean any claim, investigation, arbitration, grievance, litigation, action, suit or proceeding, administrative or judicial (whether the Company is a plaintiff, defendant or otherwise) before any Competent Authority or any arbitrator;

“Losses and Expenses” means all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), losses, monetary damages, costs, expenses, fines, fees, penalties, interest expenses, judgments and clean-up costs (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation), plus any VAT payable, if applicable, in each case whether direct or indirect; provided that, with respect to Claims, “Losses and Expenses” shall include consequential damages, speculative damages, punitive damages or damages, in each case, to the extent such damages are required to be paid and are actually paid to a third party pursuant to any Third Party Claim;

“Marks” shall have the meaning defined in the definition of Intellectual Property Rights;

“Material Agreement(s)” has the meaning set out in clause 6.1.12(a);

“Notice of Dispute” has the meaning set out in clause 23.3;

“Party” means a party to this Agreement, and “Parties” shall be construed accordingly;

“Patent Applications” shall have the meaning defined in clause 6.1.10(b)(i);

“Patent Rights” shall mean all unexpired German, European, United States and other foreign patents, patent applications, registered utility models, utility model applications and disclosures of inventions for unreleased (nicht freigegebene) inventions and all rights therein, and any improvements, continuations, continuations-in-part, divisionals, extensions, reissues, patents of addition, reexaminations or substitutions thereof, any subsequent filings in any country claiming priority therefrom and any and all discoveries or inventions whether or not embodied within the foregoing, and any right to use or Exploit any of the foregoing, in each case that are owned by the Company, including the foregoing identified in Section 6.1.10(a) of the Disclosure Schedule;

“Permits” has the meaning set out in clause 6.1.19(a);

“Person” means any individuals (natürliche Personen), juristic persons (juristische Personen), corporate bodies, unincorporated associations, partnerships, governments, governmental agencies and departments, statutory bodies or other legal entities or organizations, in each case whether or not having a separate legal personality;

“Pre-Closing Straddle Period” has the meaning set out in clause 10.2;

“Products” means all items manufactured by or for, sold or distributed by, or under development by the Company on or before the date of this Agreement;

“Purchase Price” has the meaning set out in clause 3.1;

“Registered Intellectual Property Rights” means all Patents, Patent Applications, registered utility models and application for registration thereof, registered Marks and applications for registration thereof, registered Copyrights and applications for registration thereof, registered domain names and any other registrations of or applications to register any Intellectual Property Rights;

“Representatives” means, in relation to any Person, its directors, supervisory board members, officers, authorised Persons, employees, agents, consultants and professional advisers;

“Seller 1” has the meaning set out in the Recitals;

“Seller 2” has the meaning set out in the Recitals;

“Seller 3” has the meaning set out in the Recitals;

“Seller 4” has the meaning set out in the Recitals;

“Sellers’ Account” means the bank account in the name of Dr. Klaus Düring at             ,             ,             , or any other account which the Sellers’ Representative notifies to the Buyer;

“Sellers’ Breach” has the meaning set out in clause 7.1;

“Sellers’ Representative” means (i) Dr. Klaus Düring who is hereby appointed by the Sellers to act as the authorized receiving and escrow agent for all Sellers and who shall receive all payments to the Sellers’ Account on behalf and for the account of each Seller, or (ii) such other person appointed by all Sellers as the authorized receiving and escrow agent for all Sellers who shall receive all payments to the Sellers’ Account on behalf and for the account of each Seller and who is duly notified to the Buyer;

“Sellers’ Warranties” means the statements set out in clause 6.1;

“Sellers” has the meaning set out in the Recitals;

“Share 1”, “Share 2”, “Share 3”, “Share 4”, “Share 5”, and “Share 6” have the meanings set out in the Preamble;

“Shares” means all issued shares in the Company with an aggregate nominal value of twenty-five thousand and fifty Euros (EUR25,050.00), represented by Share 1, Share 2, Share 3, Share 4, Share 5, and Share 6;

“Signing” means the notarization of this Agreement;

“Sum Recovered” has the meaning set out in clause 8.5.2;

“Tax” shall mean all forms of taxation including any charge, tax, duty, levy, or withholding within the meaning of Section 3 of the Tax Code or a similar provision under applicable local Law imposed by a national, state, federal, municipal or local government including social security contributions (Sozialversicherungsbeiträge), corporation tax, trade income tax, VAT, payroll tax, solidarity surcharge and other public Law levies, each as imposed by any Competent Authority;

“Tax Code” means the German General Tax Code (Abgabenordnung, AO);

“Tax Period” has the meaning set out in clause 10.1.1;

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

“Third Party Claim” means any claim made against, or request or demand made to, the Buyer or the Company by any third party, arbitrator, court governmental authority or any other Competent Authority which could reasonably give rise to a Sellers’ Breach;

“Trade Secret” shall mean all data and information owned by the Company and maintained in confidence by the Company. For the avoidance of doubt, the terms “data and information” shall include that data and information which has been used, is used or held for use, or has been proposed to be used by or for the Company for the design, development, manufacture, operation, sale or use of any Product or relating to any Product or the Business as currently conducted, as conducted in the past, or as proposed to be conducted by the Company, including all related processes, plans, designs, research, operating manuals, methods, compounds, formulae, discoveries, developments, designs, drawings, technology, techniques, procedures, know-how, specifications, inventions, customer and supplier lists, computer programs and other scientific or technical data or information conceived, memorialized, developed or reduced to practice, in each case whether or not protectable, registrable or patentable in any jurisdiction, and in each case that are material to the ongoing operation of the Business and that are owned and maintained in confidence by the Company. Until such time as any particular Patent Application or utility model application has been published, the term “Trade Secrets” shall be deemed to include all inventions disclosed in such Patent Application or utility model application;

“VAT” means any applicable value added tax; and

“VATA” means the German Value Added Tax Act (Umsatzsteuergesetz).

1.2.	Interpretation

1.2.1.	Headings and sub-headings of sections or clauses of this Agreement and the table of contents are provided for convenience only and shall not affect the construction or interpretation of this Agreement.

1.2.2.	Unless the context requires otherwise, words denoting the singular shall include the plural and vice versa and references to any gender shall include all other genders. References to any Person shall include the Person’s successors or assigns.

1.2.3.	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. Similarly, use of the phrase “in particular” is not intended to connote limitation in any way. The word “will” shall be construed to have the same meaning as the word “shall”. As used in this Agreement, the term “or” is not exclusive.

1.2.4.	Unless the context otherwise requires, the word “material” shall be construed in the context of the Business as a whole as at the date of this Agreement.

1.2.5.	The words “notify” and “notification” in this Agreement shall, when referring to notifications as between the Parties to this Agreement (or their Representatives), mean notify or notification in writing in accordance with clause 17.

1.2.6.	References to any legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, organisation, body, official or any legal concept, state of affairs or thing shall refer to such legal term under German Law, and in respect of any jurisdiction other than Germany be deemed to refer to and include that action, remedy, method of judicial proceeding, legal document, legal status, court, organisation, body, official, legal concept, state of affairs or thing which most nearly approximates in that jurisdiction to the German legal term.

1.2.7.	Where a German term has been inserted in quotation marks and/or italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

1.2.8.	Any reference to “writing” or “written” includes facsimile copies and any legible reproduction of words delivered in permanent and tangible form (including electronic mail, or “e-mail”).

1.2.9.

Any amount expressed in EUR shall, to the extent that it requires in whole or in part to be expressed in any other currency in order to give due effect to this Agreement, be deemed for that purpose to have been converted into the relevant currency immediately before the close of business on the date of this Agreement (or, if that is not a Business Day, the Business Day immediately before it). Subject to any applicable legal requirements governing conversions into that currency, the rate of exchange shall be the spot rate for the conversion of EUR into that currency of the European Central Bank (as published on the European

Central Bank’s website at http://www.ecb.int/stats/exchange/eurofxref/html/index.en.html) at the time of the deemed conversion.

1.2.10.	References to times of the day are (unless expressly specified otherwise) to the time in Frankfurt/Main, Germany.

1.2.11.	Any statement qualified by the expression “to the Sellers’ knowledge”, “to the knowledge of the Sellers” or any other expression referring to the knowledge, information, belief or awareness of the Sellers shall refer to the actual knowledge (positive Kenntnis) as of the Signing of a fact or matter by any one of the Sellers.

1.2.12.	Any statement qualified by the expression “to the Buyer’s knowledge”, “to the knowledge of the Buyer” or any other expression referring to the knowledge, information, belief or awareness of the Buyer shall refer to the actual knowledge (positive Kenntnis) as of the Signing of a fact or matter by Dr. Thorsten Sieß, Mr. Matt Plano, Mr. Gerd Spanier, Mr. Christoph Nix and Mr. Jochen Höhfeld.

2.	SALE AND TRANSFER

2.1.	Sale

Subject to the terms and conditions of this Agreement, the respective Sellers herewith sell the following Shares to the Buyer, and the Buyer hereby accepts such sales from the respective Sellers:

2.1.1.	Seller 1: Share 1;

2.1.2.	Seller 2: Share 2;

2.1.3.	Seller 3: Share 3;

2.1.4.	Seller 4: Share 4, Share 5 and Share 6.

The Shares will equal one hundred percent (100%) of the total issued shares of the Company. All rights accrued and pertaining to the Shares, in particular the right to undistributed profits (including those for the fiscal year 2014 and those for preceding financial years) shall be sold to and shall become the property of the Buyer upon such transfer.

2.2.	Transfer

The respective Sellers herewith transfer the following Shares and all other rights pertaining to the Shares, in particular the right to undistributed profits including those for the fiscal year 2014 and preceding financial years, to the Buyer and Buyer accepts such transfers (in accordance with clause 2.1), subject to the Conditions Precedent (including the Buyer’s payment of the Purchase Price in accordance with clause 3) having been fulfilled or duly waived, as applicable:

2.2.1.	Seller 1: Share 1;

2.2.2.	Seller 2: Share 2;

2.2.3.	Seller 3: Share 3;

2.2.4.	Seller 4: Share 4, Share 5 and Share 6.

2.3.	Consent/Shareholders’ resolution

Waiving all form and time requirements under the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) or the Company’s articles of association regarding the convocation and realization of shareholders’ meetings, the Sellers as registered owners of all of the Shares hereby hold an extraordinary shareholders’ meeting of the Company and unanimously consent to the consummation of the transactions contemplated under this Agreement, and further waive any rights of first refusal or pre-emptive rights with regard to the sale and transfer of the Shares under this clause 2.

3.	PURCHASE PRICE

3.1.	Purchase Price

The total purchase price for the Shares shall be $2,750,000 (the “Purchase Price”). The Purchase Price shall be paid in Euro calculated in accordance with Clause 3.2 (i.e. an amount of EUR2,019,089.57) to the Sellers’ Account. The payment of the Purchase Price shall be effective upon payment to the Sellers’ Account and shall be received by the Sellers’ Representative on behalf and for the account of the Sellers.

3.2.	Currency Conversion

The Buyer shall pay the Purchase Price under clause 3.1 in Euro, provided that for converting any amounts payable that denominate in United States dollars the Buyer shall use the currency exchange rate (Euro foreign exchange reference rate USD) published by the European Central Bank on its website (http://www.ecb.europa.eu/stats/exchange/eurofxref/html/index.en.html) for Friday, June 27, 2014, i.e. 1 Euro = 1.3620 United States dollar.

4.	CONDITION TO CLOSING

4.1.	Conditions Precedent

The Closing is subject to and conditional on the satisfaction or waiver of the conditions precedent (in the meaning of Section 158 (1) of the Civil Code) set out below in this clause 4.1 (the “Conditions Precedent”), it being understood that the respective Party/Parties shall carry out the actions underlying the Conditions Precedents simultaneously (Zug um Zug) on July 1, 2014:

4.1.1.	the Sellers have provided to the Buyer (a) a resignation letter by Dr. Klaus Düring regarding his office as managing director of the Company with full release of any payment obligations owed by the Company to Dr. Klaus Düring that have not been fulfilled before Closing, such resignation to take effect at the latest as of the end of the Closing Date and subject to Closing having occurred, and (b) a shareholders’ resolution of the Company granting discharge (Entlastung) to Dr. Klaus Düring for the period of his office as managing director of the Company substantially in the form attached as Section 4.1.1 of the Disclosure Schedule;

4.1.2.	the Company and Axara Consulting, i.e.Dr. Klaus Düring, terminate their existing consulting agreement by means of a termination agreement substantially in the form attached as Section 4.1.2 of the Disclosure Schedule;

4.1.3.	the ECP Purchase Agreement is signed and notarized;

4.1.4.	the Purchase Price is paid in accordance with this Agreement.

4.2.	Closing Memorandum

4.2.1.	The Sellers and the Buyer shall execute a closing memorandum substantially in the form attached as Section 4.2.1 of the Disclosure Schedule (the “Closing Memorandum”). If the Sellers and the Buyer sign the Closing Memorandum without an express written reservation to the contrary, the Closing Memorandum shall serve solely as evidence that Closing has occurred and that the transfer of the Shares set out in clause 2 has been completed. The execution of the Closing Memorandum shall not limit or prejudice the rights of the Parties arising under or in connection with this Agreement or under applicable Law.

4.2.2.	The Sellers and the Buyer will provide a copy of the signed Closing Memorandum to the acting notary evidencing the transfer of the Shares without undue delay after Closing and herewith instruct the acting notary to submit an updated list of shareholders to the commercial register of the Company without undue delay upon receipt of such copy or any other evidence that the transfer of the Shares set out in clause 2 has been completed.

4.3.	Right to Rescind or Terminate

Either Party may terminate and rescind (zurücktreten) this Agreement by written notice to the other if the Closing has not occurred within ten (10) Business Days after the date of this Agreement, unless the terminating and rescinding party has caused the non-occurrence of the Closing, it being understood that - given the fact that Abiomed or Abiomed Europe or any other of Abiomed’s Affiliates shall pay the Purchase Price on behalf and in the name of the Buyer - the Buyer may terminate and rescind this Agreement if the Purchase Price is not properly paid by Abiomed or Abiomed Europe or any other of Abiomed’s Affiliates within ten (10) Business Days after the date of this Agreement.

Clauses 14, 15, 16.1 to 16.3 and 17 to 23 shall survive any rescission.

5.	NO LEAKAGE

5.1.	Except as disclosed in Section 5.1 of the Disclosure Schedule (where Sellers may disclose an unspecified aggregate amount of up to EUR1,000 for eventually non-listed Leakages as “de-minimis” amount), from January 1, 2014 through the Closing, the Company has not done, and the Sellers shall procure that the Company will not do, any of the following without the prior written consent of the Buyer and Abiomed (unless provided for in this Agreement or the related Exhibits) (the actions specified in this clause 5.1 are collectively referred to herein as “Leakage”):

5.1.1.

(a) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its share capital or other equity (including, for the avoidance of doubt, any reserves (Rücklagen),

(b) split, combine or reclassify any of its share capital or other equity (including, for the avoidance of doubt, any reserves (Rücklagen)) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares or its other equity (including, for the avoidance of doubt, any reserves (Rücklagen) or any of its other securities; or (c) purchase, redeem or otherwise acquire any shares of its shares or share capital or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;

5.1.2.	make any payment to, transfer any assets to, or assume the liabilities of the Sellers, the Sellers’ Affiliates or any third party, provided that the Company may enter into transactions of the type contemplated by this clause 5.1.2 with any parties other than the Sellers or the Sellers’ Affiliates in the ordinary course of the Company’s Business upon terms and conditions negotiated at arm’s length;

5.1.3.	waive any monetary amounts owed to the Company; or

5.1.4.	agree, whether in writing or otherwise, or resolve to do any of the foregoing (and no shareholders’ resolution to that effect has been passed).

5.2.	Each of the warranties or undertakings pursuant to clause 5.1 are given by the Sellers jointly and severally (als Gesamtschuldner). In the event of any breach by the Sellers of the warranties or undertakings pursuant to clause 5.1 (each, a “Leakage Breach”), the Sellers shall, as sole remedy and upon notification by the Buyer, remedy or restore, or procure remediation or restitution of, the respective Leakage as required in respect of the nature of such Leakage by way of:

5.2.1.	repayment to the Company of an amount in cash equal to the amount paid in the event the Leakage Breach consists of (a) a monetary payment or (b) a waiver of any monetary amounts owed to the Company;

5.2.2.	restitution (Herausgabe) or, to the extent restitution cannot be effected, compensation (Wertersatz) in the event the Leakage Breach consists of a delivery of assets; or

5.2.3.	re-assumption of or, to the extent re-assumption cannot be effected, indemnification from, the relevant liabilities in the event that the Leakage Breach consists of an assumption of liabilities.

6.	WARRANTIES

6.1.	Subject to any limitations contained in this Agreement, the Sellers warrant to the Buyer by way of an independent warranty (selbständiges Garantieversprechen) under Section 311 (1) of the Civil Code that each of the Sellers’ Warranties is true and correct as of the Signing, unless such warranties correspond to a different date set forth in the heading or body of such warranties (in which case the referenced warranty is, or referenced set of warranties are, true and accurate as of such other date), and except as expressly qualified herein or in the Disclosure Schedule. The Sellers’ Warranties are given by the Sellers jointly and severally (als Gesamtschuldner), provided that the Sellers’ Warranties given under clause 6.1.1(a) are given by each Seller only with respect to such Seller’s Shares.

6.1.1.	Status and Capacity of the Sellers as of Signing and Closing

(a)	The Sellers are the sole and exclusive legal and beneficial owners of the Shares. The Shares are free and clear of any and all Liens of any nature or kind, including any agreement, understanding, or restriction affecting voting rights or other incidents of legal or beneficial ownership pertaining to the Shares. The Sellers have the absolute and unconditional right (Verfügungsberechtigung) to sell, assign, transfer and deliver the Shares to the Buyer, and upon the Closing, assuming that upon its execution the Agreement will constitute valid and binding agreements of the Buyer, the Buyer will own the entire right, title and interest to the Shares, free and clear of all Liens of any nature whatsoever.

(b)	The Sellers have the authority to execute this Agreement and perform their obligations under and the transactions contemplated in this Agreement. The shares held by each of the Sellers do not represent all or almost all (greater than 80%) of such Seller’s assets (Aktivvermögen).

(c)	The execution, delivery and performance of this Agreement by the Sellers do not and - assuming the correctness of any information provided by, and exclusively under the control of the Buyer, which is necessary to make such statement - will not (i) violate or require any registration, qualification, consent, approval, or filing under, (A) any Law, or (B) any judgment, injunction, order, writ or decree of any court, arbitrator or Competent Authority by which the Sellers or the Shares may be bound, or (ii) conflict with the governing documents of the Company.

(d)	No insolvency proceedings have been commenced against the Sellers, nor has an insolvency administrator, liquidator or similar officer been appointed with respect to any or all of the Sellers’ assets.

6.1.2.	Organization, Standing and Power of the Company as of Signing and Closing

(a)	The Company is a Gesellschaft mit beschränkter Haftung duly incorporated and validly existing under the Laws of Germany, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as conducted as of Signing.

(b)	The Company does not now own, and has not in the past owned, directly or indirectly, any shares, equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or exercisable for any shares, equity, membership, partnership or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated.

(c)	A true and accurate copy of the Company’s articles of association is attached to this Agreement as Exhibit A.

6.1.3.	Capitalization of the Company as of Signing and Closing

(a)	The registered share capital (Stammkapital) of the Company amounts to EUR25,050.00, which consists of the six uncertificated Shares. No shares are held in the treasury of the Company.

(b)	All of the Shares are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments providing for the issuance or redemption of any of its shares or share capital to which the Sellers and/or the Company is or will be a party or which are binding upon the Sellers and/or the Company.

(c)	No insolvency proceedings (Insolvenzverfahren) concerning the Company are pending (eröffnet) and, to the knowledge of the Sellers, no circumstances exist which would require the application for insolvency proceedings concerning the Company.

6.1.4.	No Default or Violation as of Signing and Closing

The execution, delivery and performance of this Agreement by the Sellers do not and - assuming the correctness of any information provided by the Buyer in that regard - will not (a) violate or require any registration, qualification, consent, approval, or filing under, (i) any Law, or (ii) any judgment, injunction, order, writ or decree of any court, arbitrator or Competent Authority by which the Company or any of its assets or properties may be bound, or (b) conflict with, require any consent, approval, or filing under, result in the breach or termination of any provision of, constitute a default under, result in the acceleration of the performance of the Company’s obligations under, result in the vesting or enhancement of any other Person’s rights under, or result in the creation of any Lien upon any of the Company’s properties, assets, or businesses pursuant to (i) the Company’s articles of association or (ii) any indenture, mortgage, deed of trust, license, permit, approval, consent, franchise, lease, contract, or other instrument or agreement to which the Company is a party or by which the Company or any of the Company’s properties or assets is bound, except those matters for which a consent or waiver has been obtained.

6.1.5.	Financial Statements

The Company has delivered to the Buyer the unaudited annual financial statements (Jahresabschluss) of the Company including a balance sheet and statement of income as of and for the year ended December 31, 2013 (the “Financial Statements”). Such Financial Statements have been prepared in accordance with German generally accepted accounting principles and rules of orderly bookkeeping (Grundsätze ordnungsgemäßer Buchführung und Bilanzierung) (“German GAAP”) as applicable, applied on a consistent basis throughout the period covered thereby (except as may be set forth in the notes thereto), fairly present in all material respects the financial condition and results of operations (Vermögens-, Finanz- und Ertragslage) of the Company as of and for the year ended December 31, 2013, and are consistent with the books and records of the Company. The Financial Statements have been prepared from the books and records of the Company and the books and records of the Company have been, and are being, maintained in all material respects in accordance with German GAAP and applicable legal requirements including the German Handelsgesetzbuch (German Commercial Code). The Company is exempt from its obligation to prepare a management report (Lagebericht) and an appendix (Anhang) pursuant to Sections 264 para 1 sentence 4 and 5 in connection with Section 267a of the German Handelsgesetzbuch (German Commercial Code).

6.1.6.	Absence of Certain Changes

Except as contemplated by this Agreement or as set forth in Section 6.1.6 of the Disclosure Schedule, from and after December 31, 2013 there has not occurred:

(a)	Changes in stockholders’ equity (gezeichnetes Kapital, Kapitalrücklage, Gewinnrücklage);

(b)	any material damage, destruction or loss with respect to any property or asset of the Company;

(c)	any change by the Company in its accounting methods, principles or practices, other than changes required by applicable Law or German GAAP or regulatory accounting as concurred in by the Company’s independent accountants;

(d)	any revaluation by the Company of any asset, including any writing down of the value of inventory or writing off of notes or accounts receivable, other than in the ordinary course of business;

(e)	any entry by the Company into any contract or commitment of more than EUR5,000;

(f)	any material election made by the Company for Tax purposes;

(g)	any material liability as a guarantor under any guarantees or any liabilities for Taxes, other than in the ordinary course of business;

(h)	any forgiveness or cancellation of any material indebtedness or material contractual obligation;

(i)	any mortgage, pledge, Lien or lease of any assets, tangible or intangible, of the Company with a value in excess of EUR5,000 in the aggregate; or

(j)	any other event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a material adverse effect on the Business, results of operations, assets, liabilities, financial condition, prospects or operations of the Company.

6.1.7.	Undisclosed Liabilities

The Company does not have any liability (whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities contained in the Financial Statements, (b) liabilities set forth in Section 6.1.7 of the Disclosure Schedule or specifically identified as liabilities in other sections of the Disclosure Schedule, or (c) contractual liabilities incurred in the ordinary course of business which are not required by German GAAP to be reflected on a balance sheet.

6.1.8.	Tax Matters

(a)

The Company has filed all Tax Returns that it was required to file. All such Tax Returns are true, complete and correct in all material respects and have been prepared in compliance with all applicable Laws. All Taxes due and owing by the Company have been paid. No claim has ever been made in writing by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)	The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)	There has been and will be no transaction in the Company up to and including the date of Closing which qualifies for tax purposes as a hidden distribution of profit/deemed dividend (verdeckte Gewinnausschüttung) under German Law. All legal relations between the Company and its shareholders, Affiliates or persons within the meaning of Section 1(2) of the German Foreign Tax Act (Außensteuergesetz) comply with the arm’s-length principle.

6.1.9.	Assets as of Closing

(a)	The Company owns all assets which have been included in the Financial Statements.

(b)	Section 6.1.9(b) of the Disclosure Schedule sets forth a true, correct and complete list of the Company’s assets as of the Signing, including, with respect to each item, the location, the original cost, the acquisition date, the accumulated depreciation and the net book value.

(c)	The Company does not own any real property or hereditary building rights (Erbbaurechte). The Company has not purchased or otherwise acquired any real property where title to such real property has not yet been transferred.

(d)	The Company has not leased any tangible assets or any real property.

6.1.10.	Intellectual Property Rights as of Signing and Closing

(a)	The Company has no registered Marks or registered Copyrights, or applications for the registration thereof.

(b)	Attached as Section 6.1.10(b) of the Disclosure Schedule is the following:

(i)	a list of all patents issued to, or assigned or licensed to, the Company, together with the filing date, issue date and patent numbers of each such patent (collectively, the “Issued Patents”), indicating whether each such Issued Patent is owned by or licensed to the Company, and all applications for patents filed by the Company or by any assignor or licensor of the Company, including the title, filing date and serial number of each such application (collectively, the “Patent Applications”), indicating whether each such Patent Application is owned by or licensed to the Company;

(ii)	a list of all domain names registered to the Company;

(iii)	a list of all Registered Intellectual Property Rights not described in clauses 6.1.10(b)(i) and 6.1.10(b)(ii);

(iv)	a list of all written invention disclosure statements (Erfindungsmeldungen) made to the Company by any employee of the Company made in the course of their employment with the Company, or by the managing director of the Company or by a consultant to the Company, where such invention was made during an engagement to provide services for the Company and it was agreed the invention shall belong to the Company, and that are not otherwise covered by any of the Issued Patents or Patent Applications;

(v)	a list of agreements containing provisions with respect to non-disclosure of the Company’s proprietary information or assignment of inventions to the Company (each a “Confidentiality or Assignment Agreement” and collectively, the “Confidentiality or Assignment Agreements”) which the Company has entered into with the Company Persons with respect to the Company’s Intellectual Property Rights and which are still in full force and effect.

(c)	The Company (i) owns and holds, free and clear of all Liens, all right, title and interest in the Patent Rights (ii) has the exclusive right to transfer, sell, license or dispose of the Patent Rights and (iii) has the exclusive right to bring action for the infringement of the Patent Rights. To the Sellers’ knowledge only Persons employed by or consultants to the Company who are bound by a Confidentiality or Assignment Agreement (or similar undertaking under any Law) have participated as inventors in the conception, reduction to practice, development, invention, discovery or design of any Patent Rights, and neither the Company nor any employee, consultant or other Person participating in the conception, reduction to practice, development, invention, discovery or design of any Patent Rights has used any facilities or received any remuneration from any academic or research institution or Competent Authority attributable to such participation. To the knowledge of the Sellers, there is no pending or written threatened claim or procedure against the Company (other than ordinary official office actions (Amtsbescheide) within the patent application procedures) or litigation contesting the patentability, validity, enforceability, ownership or right to transfer, sell, license or dispose of any Patent Rights, or asserting that any Patent Rights or the transfer, sale, license or disposition thereof, or the manufacture, use, importation, offer for sale or sale of any Product, conflicts or will conflict with the intellectual property rights of any other Person and the Company has not received any opinions of counsel relating to any such claim or litigation.

(d)	The Company has received no written notice from any Person alleging that any of the Issued Patents are invalid or unenforceable and the Company has received no opinions (written or oral) regarding the Issued Patents that have not been disclosed in Section 6.1.10(d) of the Disclosure Schedule. No writ of appeal is filed against the rejecting decisions by the European Patent Office to the oppositions EP 2 047 872 B1 and EP 2 234 658 B1.

(e)	Each item of Registered Intellectual Property Rights listed in Section 6.1.10(b) of the Disclosure Schedule, as registered, filed, issued or applied for, has been duly and validly registered in, filed in or issued by, the appropriate governmental registrars or issuers (or officially recognized issuers) in the various jurisdictions (national, state, provincial, prefectural, local and other) indicated on such Schedule, and each such registration, filing or issuance has not been abandoned, cancelled, delayed or otherwise compromised.

(f)	The Issued Patents are in full force and effect (sind in Kraft) and are not subject to any unpaid Taxes, Liens, maintenance fees or annuities that are due or will become due within thirty (30) days as from the Signing. Each Patent Application is pending and no action or inaction of the Company which might result in abandonment thereof has occurred. To the knowledge of the Seller: (i) neither the Company nor any officer, managing director, employee or agent of the Company or any other Person, has made any public disclosure (other than in connection with prior patent applications of the Company) prior to the filing of any patent application resulting in an Issued Patent or prior to the filing of any Patent Application, of any matter that relates to any subject matter disclosed in an Issued Patent or Patent Application that may reasonably be expected to adversely affect the validity or issuance of such Issued Patent or any patent issuing from a Patent Application and (ii) no agreement of the Company with third parties exists, there is no lack of use or failure to practice of any Patent Right and no untrue or incomplete statements during the grant procedure of a Patent Right were made, in each case that could result in the invalidation or in a finding of unenforceability or unpatentability of any of the Issued Patents or any of the patents issuing on any of the Patent Applications, and none of the claims in the existing Patent Applications has been finally rejected without further recourse to the Company.

(g)	Neither the Company nor any Company Person has misappropriated (widerrechtlich entnommen) any patent, invention, process, method, compound, design, formula or other proprietary or intellectual property rights of any third Person. The operation of the Company’s business and the practice (Umsetzung) of the Patent Rights, each as practiced by the Company prior to the Closing, does not, to the knowledge of the Sellers, infringe or otherwise violate any intellectual property rights of any third Person; and to the knowledge of the Sellers there are no intellectual property rights owned by any third party that would prevent or materially impede the operation of the Company’s business (including the development and design or the future manufacture, marketing, sale, distribution or use of any products). The Company has received no notice of any infringement or alleged infringement of any intellectual property rights of any third Person prior to the Closing Date (including any notice from a third party that has licensed to the Company any of such third party’s intellectual property rights).

(h)	The Company is not obligated to make any payments to any Person with respect to the Patent Rights, including by way of royalties or fees (except for maintenance and renewal fees payable to Governmental Authorities).

(i)	The Company owns the Trade Secrets, free and clear of all Liens. To the knowledge of the Sellers, (i) the Company has not misappropriated any of the Trade Secrets from any third Person; and (ii) neither the Company nor any officer, director, employee, agent or Affiliate of the Company or any other Person has used, divulged, or appropriated the Trade Secrets for the benefit of any Person or to the detriment of the Company. The Company has taken all reasonable steps to protect confidentiality of all Trade Secrets by entering into the Confidentiality or Assignment Agreements with all employees, managing directors and consultants having access to confidential information requiring them not to disclose such information or to use the same for their own benefit or for the benefit of any other Person. To the knowledge of the Sellers, no Person is in breach of any Confidentiality or Assignment Agreement in any respect that could adversely affect the Intellectual Property Rights or the Company’s rights therein.

(j)	The Intellectual Property Rights are freely transferable by the Company without the consent of or notice to any third Person. The transactions contemplated by this Agreement will not adversely affect the rights or claimed rights of, or result in the payment of any royalty or consideration to, any third Person.

(k)	There are no third party intellectual property rights that are licensed or otherwise used by the Company under a right granted by said third party (i) that is or could reasonably be expected to be material for the manufacture, development or distribution of an Expandable Catheter Based Pump or (ii) that is in any way related to the Patents or the Patent Rights.

(l)	The Company has: (i) executed with each Company Person a Confidentiality or Assignment Agreement, which provides for valid and enforceable assignments to the Company of any and all rights or claims in any intellectual property rights that any such Company Person has developed during the course of his or her employment with the Company, except for those intellectual property rights which were explicitly released by the Company as they were not deemed relevant for the Business by the Company; (ii) complied with the regulations and legal requirements of the German employees’ inventions law; (iii) has either (A) filed patent applications for the inventions disclosed by Company Persons, (B) declared such inventions to be trade secrets or (C) has timely released the inventions for such countries for which protection is not intended. All Company Persons that have participated in the conception, reduction to practice, development, invention, discovery or design of any Intellectual Property Rights as inventors or co-inventors have waived their rights to file applications or register such Intellectual Property Rights in their own name.

(m)

There are no Issued Patents or Patent Applications of the Company or any other patents or patent applications regarding Expandable Catheter Based Pumps and belonging to the Company’s managing directors, employees or shareholders other than those listed in Section 6.1.10(b) of the Disclosure Schedule. Patent WO 2007/065408 is not deemed to be material to the Company and the Sellers, and is not material with respect to the

Company’s efforts to develop, manufacture or distribute Expandable Catheter Based Pumps.

6.1.11.	Product Sales as of Closing

The Company has not sold, marketed, distributed or otherwise leased any product to any customer.

6.1.12.	Material Agreements

(a)	Section 6.1.12(a) of the Disclosure Schedule contains a true and complete list of all of the following agreements to which the Company is a party as of the date of this Agreement (other than agreements as to which all primary contractual obligations have been fulfilled or which have been effectively terminated prior to Closing) (the “Material Agreements” and individually a “Material Agreement”):

(i)	any agreement for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which provides for a purchase price or other remuneration of more than EUR5,000 (other than orders within the ordinary course of business), or (C) in which the Company has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any Products or territory, or has agreed to purchase a minimum quantity of goods or services, or has agreed to purchase goods or services exclusively from a certain party;

(ii)	any partnership, joint venture, co-operation or other similar agreement;

(iii)	any agreement under which the Company has created, incurred, assumed or guaranteed (or is obliged to create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than EUR5,000 or under which a third party has imposed (or is entitled to impose) a Lien on any of its assets, tangible or intangible;

(iv)	any agreement giving rise to guarantees, indemnities, or suretyships (Bürgschaften) by the Company issued for any debt of any Person;

(v)	any agreement under which the Company is bound by a non-competition provision;

(vi)	any agreement involving any current or former managing director or stockholder of the Company or any Affiliate of the Company or any family member of any of the foregoing;

(vii)	any agreement relating to the extension of credit by the Company or guaranteeing by the Company of any obligation of any third party;

(viii)	any agreement providing for the payment of a commission or other fee calculated as or by reference to the profits or revenues of the Company;

(ix)	any agreement of a long-term nature (Dauerschuldverhältnisse) other than that described in clauses 6.1.12(a)(i) through 6.1.12(a)(viii) which cannot be terminated without liability or penalty with a notice period of no more than thirty (30) calendar days following the Closing Date and which individually provides for annual obligations of the Company in excess of EUR5,000; and

(x)	any contract or agreement not described above that is material to the Business, operations, assets, financial condition, results of operations, properties or prospects of the Company.

(b)	The Company has delivered to the Buyer a complete and accurate copy, including any exhibits, schedules or appendices thereto, of each written agreement listed in Section 6.1.12(a) of the Disclosure Schedule (collectively, the “Listed Agreements”).

(c)	With respect to each Listed Agreement, as of Closing: (i) the agreement is legal, valid, binding and legally enforceable against the Company, and, to the knowledge of the Sellers, against the other parties thereto, in each case, in accordance with its respective terms, and, to the knowledge of the Sellers, in full force and effect, and (ii) neither the Company, nor, to the knowledge of the Sellers, any other party, is in material breach or violation of, or in default under, any such agreement. No written notice, or, to the knowledge of the Sellers, other notice, has been received by the Company with respect to the possible termination or modification of any of the Listed Agreements.

6.1.13.	Accounts Payable

Section 6.1.13 of the Disclosure Schedule contains a true, correct and complete list, including aging information, of all of the Company’s accounts payable (Verbindlichkeiten aus Lieferungen und Leistungen) as of a date that is no more than three Business Days prior to the date of this Agreement.

6.1.14.	Powers of Attorney as of Closing

There are no outstanding powers of attorney granted by the Company outside the ordinary course of business. The Company has not granted any (i) general power of attorney (Generalvollmacht), nor (ii) full commercial power of representation (Prokura) that is not registered with the Company’s commercial register.

6.1.15.	Insurance

Section 6.1.15 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party or by which the Company or its properties are covered. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance in all material respects with the terms of such policies. The Sellers have no knowledge of any threatened (in writing and against the Company) termination of, or material premium increase with respect to, any such policy. For the avoidance of doubt, the Buyer is aware that such insurance policies will not cover incidents occurring or claims arising after the Closing.

6.1.16.	Litigation

Unless otherwise set forth in Section 6.1.16 of the Disclosure Schedule, there is no Litigation Matter which is pending (rechtshängig) or has been threatened (in writing) against the Company which (a) seeks either damages or involves an amount in dispute (Streitwert) in excess of EUR5,000 or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. To the knowledge of the Sellers, neither the Company, nor any property or asset of the Company, is subject to any order, writ, judgment, injunction, decree, determination or award which restricts the Company’s ability to conduct its business or which has, or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on its business, results of operations, assets, liabilities, financial condition, prospects or operations of the Company.

6.1.17.	Employees

(a)	The Company has not employed any employee since its inception (Errichtung).

(b)	The Company has not entered into any service agreement (Dienstvertrag) with any past or current member of the management board (Geschäftsführung) of the Company since its inception.

(c)	The Company is in material compliance with all Laws regarding the regulation of labor, hiring, employment standards, workplace human rights, pay equity, employment equity, employee’s health and safety. No independent contractor, consultant, freelancer or other person working, or providing work or services for or with respect to the Company is improperly classified by the Company as an employee of the Company.

(d)	There are no Employee Benefit Plans maintained, or contributed to, by the Company.

6.1.18.	Environmental Matters

(a)	As of the Closing, the Company is in material compliance with applicable Environmental Laws. No real property (including buildings or other structures) currently operated or leased, or, to the knowledge of the Sellers, formerly owned, operated or leased by the Company (“Company Property”), has been contaminated with, or has had any release of, any Hazardous Substance during the time that the Company leased or occupied such property, or to the knowledge of the Sellers, such other times, except in compliance with Environmental Laws.

(b)	The Company (i) has no liability for any Hazardous Substance disposal or contamination by the Company or its Affiliates (including the Sellers or any of their Affiliates) on any third party property, (ii) has not received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law, and (iii) is not subject to any order, decree, injunction or other agreement with any Competent Authority or any third party arising under any Environmental Law.

(c)	As used herein, the term “Environmental Laws” means any Law, regulation, order, decree, permit or authorization of any Competent Authority relating to: (a) the protection or restoration of the environment, health, safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) wetlands, indoor air, pollution, contamination or any injury or threat of injury to Persons or property in connection with any Hazardous Substance. The term “Hazardous Substance” means any substance that is: (x) listed, classified or regulated pursuant to any Environmental Law, (y) any petroleum product or by-product, friable asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon, or (z) any other substance which is the subject of regulatory action by any Competent Authority in connection with any Environmental Law.

6.1.19.	Licenses and Permits; Regulatory Filings; Legal Compliance

(a)	Attached as Section 6.1.19(a) of the Disclosure Schedule is a true, correct and complete list of all material licenses, permits, orders, certificates and other authorizations of Governmental Authorities and registrations and approvals issued by any Competent Authority (individually and collectively, the “Permits”).

(b)	The Company has provided the Buyer access to all of the Company’s Permits related material applications, registrations, approvals and filings with, and other submissions and other correspondence to or from, any Competent Authority of any EU Member State (including, for example, the German Bundesinstitut für Arzneimittel und Medizinprodukte), the US Federal Drug Agency, and any state counterpart.

(c)	To the knowledge of the Sellers, all the Permits are valid and in full force and effect and all information submitted to the applicable Competent Authority in order to obtain each such Permit was true, accurate and complete when submitted. The Company is in material compliance with the respective requirements, conditions and provisions of all Permits and the Company has not been informed in writing (or, to the knowledge of the Seller, orally) by (i) any Competent Authority or (ii) any lawyer or consultant (knowledgeable in the relevant field) of the Company of any deficiency with respect to any Permit. To the knowledge of the Seller, no proceeding is pending to revoke or amend any such Permits, nor have such proceedings been threatened (in writing) against the Company.

6.1.20.	Conduct of Business in Compliance with Law

(a)	Except in cases where not material, the Company has obtained all necessary approvals, certifications, registrations and authorizations from, and has prepared and maintained all records, studies and other documentation needed to satisfy compliance with the requirements of all applicable Governmental Authorities for its business.

(b)	To the knowledge of the Sellers, the Company has not made any material false statement in, or material omission from, the applications, approvals, reports or other submissions to Governmental Authorities or in or from any other records and documentation prepared or maintained to comply with the requirements of Governmental Authorities.

(c)	Since the Company’s inception, to the knowledge of the Sellers, no third party, contractor, investigator, or researcher, employed or retained by the Company or otherwise acting on behalf of the Company, has made any material false statement in, or material omission from, any report, study or other documentation prepared in conjunction with the applications, approvals, reports, or records submitted to or prepared for Governmental Authorities, nor has any such third party, contractor, investigator or researcher failed to substantially comply with any testing requirements, study protocols or requirements to obtain any consent from ethics committees in connection with work performed on behalf of the Company or work otherwise relied upon by the Company in its submissions and documentation for Governmental Authorities.

(d)	To the knowledge of the Sellers, neither the Company nor any third Person or agent for the Company has made or offered any payment, gratuity, or other thing of value that is prohibited by any Law to personnel of any Governmental Authorities or any other Person.

(e)	Neither the Company nor, to the knowledge of the Sellers, any individual who is a managing director, employee or agent of the Company has been convicted of, charged with or, to the knowledge of the Seller, investigated for any United States or German federal or state health program-related offense or any other offense related to healthcare or been excluded or suspended from participation in any such program; or within the past five (5) years, has been convicted of, charged with or, to the knowledge of Seller, investigated for a violation of Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances, or has been subject to any judgment, stipulation, order or decree of, or criminal or civil fine or penalty imposed by, any Competent Authority related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances. To the knowledge of the Sellers, no debarment proceedings or investigations in respect of the Business are pending against the Company or any individual who is a managing director, employee or agent of the Company, nor have such proceedings been threatened in writing against the Company.

(f)	To the knowledge of the Sellers, the Company, and the conduct and operations of the Business, are and continuously have been in material compliance with each applicable Law of any Competent Authority, and the Company has not received written notice of any material violations of any of the above. To the knowledge of the Seller, no investigation or review by any Competent Authority with respect to the Company is pending, nor have such proceedings been threatened (in writing) against the Company.

(g)	Except as otherwise set forth on Section 6.1.20(g), of the Disclosure Schedule since its inception, the Company has not received any grants, loans or subsidies.

6.1.21.	Books and Records

The minutes of meetings and other similar records of the Company contain materially complete and accurate records of all material actions taken at any meetings of the Company’s stockholders, advisory board (Beirat) or any other corporate body (Organ) or committee and of all written consents executed in lieu of the holding of any such meeting, except where non-compliance is not material to the Company and the Business.

6.1.22.	Transaction Fees

The Company has no liability or obligation to pay any fees or commissions to any broker, finder or investment banker with respect to the transactions contemplated by this Agreement. The Company has not incurred any legal or advisor fees in connection with the preparation or execution of this Agreement that have not been paid for by the Sellers.

6.2.	No other Warranties

The Buyer acknowledges that the Sellers do not give any other warranties than those given in clause 6.1. The scope and limits of the Sellers’ Warranties given in clause 6.1 shall be determined by clauses 7 and 8 which form an integral part of that warranty (Bestandteil der Garantieerklärung). The Parties agree that none of the Sellers’ Warranties or statements of the Sellers contained in this Agreement constitutes a warranty of the condition of the goods sold (Garantie für die Beschaffenheit einer Sache) as defined in Section 443 of the Civil Code or Section 444 of the Civil Code or an agreement as to the condition of the goods sold (Beschaffenheitsvereinbarung) as defined in Section 434 (1) Civil Code with regard to any of the assets or rights sold and transferred in accordance with this Agreement and the agreements referred to in this Agreement and none of such warranties or statements shall be interpreted as such. On this basis, the Parties agree that Section 444 of the Civil Code does not apply to any warranty contained in this Agreement including any warranty that refers to the quality or condition of any items sold pursuant to this Agreement.

7.	REMEDIES

7.1.	Breach of Sellers’ Warranties and notice of a Sellers’ Breach

In the event that any warranty made by the Sellers is untrue or inaccurate as of the date it is made as set forth in this Agreement, or if the Sellers breach any of their covenants, obligations or agreements set forth in this Agreement (in each case a “Sellers’ Breach”), the Sellers shall be given for a period of three (3) months after due notification by the

Buyer the opportunity to factually remedy (restitution in kind; Naturalrestitution) the relevant Sellers’ Breach. If and to the extent that within such three month period upon due notification by the Buyer, the Sellers fail to achieve factual remediation or curing of a Sellers’ Breach, or factual remediation or curing of a Sellers’ Breach is impossible, or the Sellers finally refuse (ernsthaft und endgültig verweigern) to factually remedy or cure a Sellers’ Breach, the Sellers shall be obliged to pay damages for non-performance to the Buyer, or, at the election of Buyer, to the Company, (kleiner Schadensersatz) in accordance with Sections 249 et seq. Civil Code, except that the Sellers shall in no event be liable for any internal cost of the Buyer or the Company, any direct or indirect loss of profits (entgangener Gewinn) (whether foreseeable or not) of the Buyer or the Company, any special punitive or exemplary damages, any loss of opportunity, loss of reputation or loss of future earnings of the Buyer or the Company nor for any consequential damages that were unforeseeable and untypical (unvorhersehbare untypische Schadensverläufe) in view of the Sellers’ Breach. The Sellers’ liability under this Agreement is jointly and severally (haften als Gesamtschuldner).

7.2.	Retention of Sellers’ Warranties

Unless otherwise provided for in this Agreement, in particular in clauses 8.4.1(a)(iii) and 9.2 of this Agreement, the warranties set forth in clause 6 shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Buyer.

7.3.	No Other Remedies

All legal remedies, other than those specified in clauses 7 and 8 of this Agreement, in relation to a Sellers’ Breach are hereby excluded except in the case of wilful misconduct or fraud. In particular, claims for or based on a reduction of the Purchase Price (Minderung), rescission (Rücktritt), other claims for defects according to Section 437 of the Civil Code, culpa in contrahendo (Section 311 of the Civil Code), positive breach of contract (Section 280 of the Civil Code) (Schadensersatz wegen Pflichtverletzung) or frustration of contract (Section 313 of the Civil Code) (Störung der Geschäftsgrundlage) shall be excluded except in the case of fraud (Arglist) or wilful misconduct (Vorsatz). The Buyer shall not be entitled to rescind or terminate this Agreement under any circumstances whatsoever (except if based on fraud (Arglist) or wilful misconduct (Vorsatz)).

8.	LIMITATION OF SELLERS’ LIABILITY

8.1.	Cap

The aggregate amount to be paid by the Sellers under or in connection with any Claim based on a Sellers’ Breach of any warranty set forth in clauses 6.1.1, 6.1.2, 6.1.3, 6.1.4, 6.1.7., 6.1.9 and 6.1.10 hereto shall not exceed an amount equal to the Purchase Price. The aggregate amount to be paid by the Sellers under or in connection with any Sellers’ Breach of any other of the Sellers’ Warranties shall not exceed an amount equal to twenty percent (20%) of the Purchase Price. With the exception of (i) any Leakage Breach, (ii) any wilful or intentional (Vorsatz) breaches of the Sellers’ obligations under this Agreement or (iii) any Claims based on fraud, the aggregate liability of the Sellers under or in connection with this Agreement shall not exceed an amount equal to the Purchase Price; the Sellers’ liability under or in connection with this Agreement shall be unlimited if a Claim arises from the foregoing clauses (i), (ii) or (iii).

8.2.	De Minimis Amount, Deductible

No liability shall attach to the Sellers under or in connection with this Agreement (except for a Leakage Breach) if and to the extent (i) the individual Claim is less than or equal to $5,000 (the “De Minimis Amount”) or (ii) the aggregate amount of Claims exceeding the De Minimis Amount is less than or equal to $20,000 (the “Deductible”). If the aggregate amount of claims exceeding the De Minimis Amount exceeds the Deductible, Buyer may claim only the amount exceeding the Deductible, subject to the other provisions of this Agreement.

8.3.	Limitation Period

8.3.1.	Claims against the Sellers in relation to this Agreement shall be time-barred (verjährt) as follows:

(a)	Claims (i) based on a breach of any warranty set forth in clauses 6.1.1, 6.1.2, 6.1.3, 6.1.4, 6.1.7., and 6.1.10 hereto, (ii) based on a Leakage Breach, or (iii) in relation to the performance claim (Erfüllungsanspruch) to transfer title to the Shares, shall be time-barred on the seventh (7th) anniversary of the Closing Date;

(b)	Claims under clause 10 shall be time-barred six (6) months after a final and binding Tax assessment by the competent Tax authority, but at the latest on the tenth (10th) anniversary of the Closing Date. Tax refund claims of the Sellers pursuant to clause 10.6 shall in any event become time-barred within six (6) months after the Buyer has informed the Sellers about the Tax refund claim in writing;

(c)	Claims arising as a result of wilful or intentional (Vorsatz) breaches of the Sellers’ obligations under this Agreement or based on fraud (Arglist) shall be time-barred in accordance with the statutory rules in Sections 195, 199 of the Civil Code;

(d)	Claims arising as a result of a breach of clause 16.6 shall be time-barred on the sixth (6th) anniversary of the Closing Date; and

(e)	all other Claims shall be time-barred on the second (2nd) anniversary of the Closing Date.

8.3.2.	If the Buyer delivers to the Sellers, before expiration of a Claim (as set forth in clause 8.3.1), either a notice of a Claim based upon a breach of any warranty, covenant or agreement, or a notice that, as a result of a legal proceeding instituted by or claim made by a third party, the Buyer reasonably expects to incur Losses and Expenses, then the applicable limitation period for the Claim (as set forth in clause 8.3.1) shall be suspended (gehemmt) for so long as the Buyer on the one hand and the Sellers on the other hand are in negotiations to resolve such Claim or the factual circumstances justifying such Claim (schweben Verhandlungen über den Anspruch oder die den Anspruch begründenden Tatsachen). If one of the Parties finally refuses to continue with such negotiations (die Fortsetzung der Verhandlungen endgültig verweigern), the applicable limitation period for such Claim (as set forth in clause 8.3.1) shall be suspended (gehemmt) for a further four (4) months from the due notification of either Party’s refusal to continue negotiations.

8.4.	Limitations on liability

8.4.1.	No liability shall attach to the Sellers in respect of any Claim to the extent that:

(a)	the facts or circumstances forming the basis of the Claim:

(i)	are referred to in this Agreement with reasonable clarity and specification (including the Disclosure Schedule) (except for Claims based on clause 10); in this respect, the Parties agree that if any disclosure of events or documents made in the Disclosure Schedule is below any materiality threshold provided for such disclosure requirement, or contains additional information, such disclosure shall not be used to construe the extent of the required disclosure (including any standard of materiality) pursuant to the relevant Sellers’ Warranty;

(ii)	are referred to in the Financial Statements (except for claims based on Intellectual Property Rights), in particular by way of a provision (Rückstellung), liability (Verbindlichkeit), exceptional depreciation (außerplanmäßige Abschreibung) or depreciation to reflect lower market values (Abschreibung auf den niedrigeren beizulegenden Wert), in each case reasonably associated with the matter in question; or

(iii)	are actually known (positive Kenntnis) to the Buyer as of the Signing;

(b)	any matter or thing has been done or omitted to be done with respect to the subject matter of the Claim prior to the Closing Date at the written request, or with the written approval or written acquiescence of Abiomed;

(c)	to the extent Abiomed or, after the Closing Date, the Buyer or the Company has caused or contributed to (verursacht oder mitverursacht) such Claim;

(d)	the Claim occurs, arises or is increased as a result of any change made after the Closing Date in any accounting or Taxation policies of the Company;

(e)	the amount of the Claim is recoverable by the Buyer or the Company under the terms of any insurance policy of the Buyer or the Company (or would have been so recoverable but for any change in the terms or termination of any such insurance policy caused by the Buyer or, after the Closing, by the Company) or recoverable from other third parties in accordance with clause 8.5.1;

(f)	the payment or settlement of any item giving rise to a Claim results in any benefits by refund, set-off or reduction of Taxes, including (without limitation) benefits resulting from the lengthening of any amortization or depreciation periods, higher depreciation allowances, a step-up in the Tax basis of assets or the non-recognition of liabilities or provisions (Phasenverschiebung) to the Company, the Buyer or any Affiliate of the Buyer;

(g)	the Buyer or the Company has already recovered the respective amount; or

(h)	the Claim either results from or is increased by the passing of, or any change in any Law or administrative practice of any Competent Authority after the Closing Date, including any increase in the rates of Tax or any imposition of Tax or any withdrawal or relief from Tax after the Closing Date.

8.4.2.	The Parties agree that Section 442 para. (1) of the Civil Code does not apply.

When calculating the amount of the liability of the Sellers under or in connection with this Agreement, all advantages directly related to the relevant matter shall be taken into account (Vorteilsausgleich) and the Sellers shall not be liable under or in connection with this Agreement in respect of any Claim for any losses suffered by the Buyer or the Company to the extent of any corresponding savings by, or net benefit to, the Company, the Buyer or any Affiliate of the Buyer arising therefrom.

8.5.	Recovery from third parties

8.5.1.	In the event that the Buyer or the Company is entitled to recover any sum (whether by payment, discount, credit or otherwise) from any third party (including any insurer or Competent Authority) in respect of any matter for which a Claim could be made against the Sellers, the Buyer shall use its commercially reasonable efforts to recover such sum before making such Claim (and, upon Sellers’ request, shall keep the Sellers reasonably informed of the conduct of such recovery), and any sum so recoverable will reduce the amount of the Claim.

8.5.2.	Without prejudice to the provisions of clause 8.5.1, if the Sellers pay to the Buyer an amount in respect of any Claim, and the Buyer or the Company subsequently recovers (whether by payment, credit, discount, relief or otherwise) from a third party (including any insurer or Competent Authority) an amount which arises from or relates to the matter giving rise to such Claim, then:

(a)	if the amount paid by the Sellers in respect of such Claim is more than the Sum Recovered (as such term is defined below), the Buyer shall (or, where appropriate, shall procure that the Company shall) immediately pay to the Sellers the Sum Recovered, or

(b)	if the amount paid by the Sellers in respect of such Claim is less than or equal to the Sum Recovered, the Buyer shall immediately pay to the Sellers an amount equal to the amount paid by the Sellers, so as to leave the Buyer, taking into account the amounts received from the third party and from the Sellers and those payable to the Sellers under this clause, in no better or worse position than it would have been in (subject always to the provisions of clause 7 and the other provisions of this clause 8) had the Claim not arisen. Alternatively, the Buyer may, at its option, comply with its obligations under clause 8.5.2(a) by assigning its third party claim to the Sellers (subject to the transferability of such claim).

For the purposes of this clause, the expression “Sum Recovered” means an amount equal to the amount recovered from the third party (and for this purpose,

in addition to any cash payment, any payment in kind or discount, credit or similar benefit obtained shall constitute an amount recovered) plus any interest in respect of the amount recovered from the third party.

8.6.	Third Party Claims

Promptly after receiving notice of a Third Party Claim, the Buyer shall notify the Sellers in writing, provided that the Buyer’s failure to do so shall not relieve the Sellers of its indemnification obligations other than to the extent the Sellers is actually prejudiced by such failure. The Sellers shall be afforded an opportunity to participate in the defense of any Third Party Claim, and, provided that within thirty (30) days after receipt of such written notice the Sellers confirm in writing its responsibility therefore and demonstrates to the reasonable satisfaction of the Buyer its financial capability to undertake the defense and provide indemnification with respect to such Third Party Claim, to assume control of such defense with counsel reasonably satisfactory to the Buyer, provided, however, that:

8.6.1.	the Buyer shall be entitled to participate in the defense of such Third Party Claim and to employ counsel at its own expense to assist in the handling of such matter or claim;

8.6.2.	the Sellers shall obtain the prior written approval of the Buyer before entering into any settlement of such Third Party Claim or ceasing to defend against such matter or claim (with such approval not to be unreasonably withheld, delayed or conditioned);

8.6.3.	at all reasonable times the Buyer shall allow the Sellers and its Representatives access to and the ability to inspect and take copies of those books, correspondence and records under the control of the Company or the Buyer and its Affiliates, to the extent necessary to defend against the Third Party Claim;

8.6.4.	the Buyer shall make available the personnel of the Company or the Buyer and its Affiliates to provide statements and proofs of evidence, and to attend at any trial or hearing to give evidence or otherwise, and to provide assistance to enable the Sellers to mitigate, avoid, resist, appeal, dispute, contest, remedy, compromise or defend any Claim (such assistance to be provided at the Sellers’ expense);

8.6.5.	except with the prior written consent of the Sellers, the Buyer shall not admit liability in respect of, compromise or settle any such Third Party Claims; and

8.6.6.	the Sellers shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Buyer shall be entitled to have sole control over, the defense or settlement of any Third Party Claim to the extent the matter or claim seeks an order, injunction, non-monetary or other equitable relief against the Buyer or the Company.

The Sellers shall not be liable for any Claim arising from or in connection with a Third Party Claim unless the Buyer has complied fully with the provisions of this clause 8.6 in respect of such Third Party Claim or the Buyer’s non-compliance with these provisions has not adversely affected the Sellers’ rights in connection with a Third Party Claim. The costs and expenses incurred by the Sellers in connection with defending the Third Party Claim shall be borne by the Sellers to the extent that the Third Party Claim relates to a Sellers’ Breach or a Leakage Breach by the Sellers.

8.7.	Obligations of the Parties

8.7.1.	Nothing in this Agreement shall limit or restrict the general obligation of the Parties according to Section 254 (2) of the Civil Code to mitigate any loss or damage which it may incur in consequence of any matter giving rise to a potential Claim under this Agreement.

8.7.2.	For a period of 30 Business Days after the notification of a Claim according to clause 8.6, the Buyer shall provide the Sellers every opportunity to take the steps which the Sellers consider appropriate in order to remedy the matter giving rise to such Claim, provided (a) the Buyer may continue to pursue such Claim if the Sellers have not remedied the Buyer’s Claim to the Buyer’s reasonable satisfaction upon the expiration of such 30 Business Days, and (b) the 30 Business Days provided to the Sellers pursuant to this clause 8.7.2 shall not apply towards the limitation periods specified in clause 8.3.1.

8.7.3.	Subject to clause 8.6.6, if the Sellers do not assume control of the defense of a Third Party Claim as provided pursuant to clause 8.6, the Buyer shall have the right to defend such Third Party Claim; provided, that the Buyer shall not settle, adjust or compromise such Third Party Claim, or admit any liability with respect to such Third Party Claim, without the prior written consent of the Sellers, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement includes a full and complete release from all liability in respect of such claim. The fees, costs and expenses incurred by the Buyer in connection with defending the Third Party Claim shall be borne by the Sellers to the extent that the Third Party Claim relates to a Sellers’ Breach or a Leakage Breach by the Sellers.

8.8.	Payments made by the Seller

Any payment made by the Sellers to the Buyer in respect of a Claim shall constitute a reduction of the Purchase Price; to the extent damages are paid to the Company, such payments shall, if and to the extent legally permissible, be construed as contributions (Einlagen) made by the Buyer into the Company, and the Parties shall file their respective Tax returns accordingly. The Sellers shall not owe to the Buyer any gross-up for taxes within the meaning of Section 3 of the Tax Code (Steuern und steuerliche Nebenleistungen) or applicable local taxes falling due in connection with a compensation payment received by the Company from the Sellers.

8.9.	Fraud, wilful misconduct

Nothing in this Agreement shall limit a Party’s claims based on fraud (Arglist) or wilful misconduct (Vorsatz).

8.10.	Pre-Closing Dividend

The Buyer shall indemnify the Sellers from all possible repayment liabilities that may occur vis-à-vis the Company with respect to the permitted pre-Closing dividend payment (Zahlung einer Dividende für den Zeitraum bis zum Effective Date) of the Company to the Sellers in the total amount of EUR 90,000.00 paid on June 24, 2014. When permitting the payment of such pre-Closing dividend by the Company to the Sellers, the Buyer and Abiomed have relied on the accuracy and the truthfulness of (i) the statement of the Sellers that the Company had generated sufficient balance sheet profit and cash before December 31, 2013 and during the period commencing on January 1 and ending on the

Effective Date to cover the payment of the pre-Closing dividend and the associated Tax liabilities (see Section 5.1 of the Disclosure Schedule) and (ii) the disclosures made by the Sellers in this Agreement (as qualified by the Disclosure Schedule hereto), and the fact that the Buyer or Abiomed have permitted such pre-Closing dividend by the Company to the Sellers shall by no means be regarded as a limitation of the Sellers’ Warranties and shall not exclude or limit any rights of the Buyer against the Sellers under this Agreement. When considering the significance of the reliance of the Buyer and Abiomed on the statement of the Sellers that the Company had generated sufficient balance sheet profit and cash before the Effective Date to cover the payment of the pre-Closing dividend and the associated Tax liabilities, clauses 8.4.1(c) and 8.4.1(d) apply accordingly.

9.	DISCLOSURE AND DISCLAIMERS

9.1.	The Buyer has relied solely on the warranties set forth in this Agreement (as qualified by the Disclosure Schedule hereto) with respect to its evaluation of the Company, its execution and delivery of this Agreement and its consummation of the transactions contemplated herein. The Buyer acknowledges that the Sellers are not making any other warranties outside of this Agreement, and that the Buyer has not relied on any other assurance made by or on behalf of any other Party before the signature of this Agreement.

9.2.	The Buyer acknowledges and agrees that the Sellers make no warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion (including the reasonableness of the assumptions underlying the same).

10.	TAX

10.1.	Indemnity

10.1.1.	The Sellers shall indemnify the Buyer or, upon the Buyer’s written request, the Company from all Tax liabilities relating to the Company attributable to the period prior to the Effective Date (the “Tax Period”).

10.1.2.	The indemnification under this clause 10.1 shall be excluded if and to the extent that the respective Tax liabilities:

(a)	have been paid before the Effective Date to the Tax Authority;

(b)	have been reported in the Financial Statements as Tax liability or as Tax provision in the Financial Statements;

(c)	have been disclosed as calculated ongoing Tax liabilities in Section 6.1.7 of the Disclosure Schedule for the year 2014 until the Effective Date and have already been deducted by the Parties from the pre-Closing upfront 2014 dividend payment (Zahlung einer Vorausdividende für 2014) permitted in Section 5.1 of the Disclosure Schedule;

(d)	are VAT-liabilities (Verbindlichkeiten für Umsatzsteuern) for June 2014 that shall not exceed an amount of €1,000 (euro one thousand);

(e)	result from the Buyer causing or allowing the Company to change its methods of Tax accounting or other measures of the Buyer, e.g. by exercising tax election rights, except for changes to conform with changes resulting from any tax audit or where required by Law; or

(f)	result from the Buyer causing or allowing the Company to enter into any reorganization after the Effective Date that has retroactive effect under Tax Law to the Tax Period.

10.1.3.	In addition, the Sellers shall not be liable for Taxes under clause 10.1 if and to the extent the Buyer fails to comply with an obligation under this clause 10, unless the Buyer proves that the compliance of the Buyer would not have prevented the Tax claim of the Buyer under this clause 10.1.

10.1.4.	Clause 8 shall remain unaffected, provided that the provisions are not contradicted by this clause 10 and except for clauses 8.1 and 8.2, which shall not apply to claims for indemnification for Tax matters.

10.1.5.	If the Company is entitled to any Tax benefit after the Tax Period resulting from a Tax indemnification under this clause 10.1, e.g. from the extension of any amortization or depreciation period, higher depreciation allowances or carry forwards of losses or deductions of benefits by refund, set-off or reduction of Taxes, the Tax liability to be indemnified by the Sellers according to clause 10.1 shall be reduced by the amount of such Tax benefit. The Tax benefit shall be calculated by applying a period of 5 years and a discount rate of 5% per annum.

10.2.	Pre-Closing Straddle Period

With respect to Taxes relating to a period which begins prior to the Closing Date and which ends after the Closing Date (Straddle Period), the portion of the Taxes allocable to the period which begins prior to the Closing Date and ends on the Closing Date (the “Pre-Closing Straddle Period”) shall be calculated as if the Pre-Closing Straddle Period is equal to a fiscal period (Veranlagungszeitraum).

10.3.	Due Date

Any claim for indemnification validly made in accordance with clause 10.1 shall be due and payable within 15 (fifteen) Business Days following a written and detailed notification with a copy of the relevant tax assessment by the Buyer or the Company provided, however, that the Sellers shall not be obliged to make any payment earlier than two (2) Business Days prior to such Taxes becoming due and payable to the respective Tax authority. In case of any remedy or appeal being filed in accordance with clause 10.4.2, no claim for indemnification under clause 10.1 shall become due and payable by the Sellers prior to a final assessment (materielle Bestandskraft) of the relevant Tax.

10.4.	Tax Proceedings

10.4.1.	Tax filings

(a)

The Buyer shall file or cause to be filed when due, taking into account all extensions properly obtained, all Tax returns including for periods on or before the Effective Date that are required to be filed on or after the Closing Date by or with respect to the Company, except where such Tax returns have already been filed prior to the Closing Date. Except as otherwise required by Law or caused by a change in Law, all such Tax returns, to the extent relating to the Company, shall be prepared and filed in a manner consistent with past practice, and no position will be taken, election made or method of accounting adopted that is inconsistent with positions taken, elections made or methods of accounting used in preparing and filing similar Tax returns in prior periods unless such measure is required under Law.

(b)	With respect to each Tax return relating to the Tax Period that the Buyer is responsible for filing or causing to be filed pursuant to clause 10.4.1(a), the Buyer shall provide to the Sellers a copy of such Tax return as proposed to be filed at least twenty (20) Business Days before such Tax return is required to be filed. The Sellers shall notify the Buyer of proposed revisions to such Tax return or such allocation within ten (10) Business Days of the receipt from the Buyer of such Tax return. The Sellers and the Buyer shall attempt to resolve in good faith any dispute concerning such Tax return in a timely fashion before such filing date. In the event that Sellers and Buyer are unable to resolve a dispute concerning such Tax return prior to the expiration of such 10-Business Day period, the dispute shall be submitted to an independent audit firm appointed jointly by the Sellers and the Buyer; in that event, the Sellers on the one hand and the Buyer on the other hand shall each be responsible for 50 % of any fees and duties levied by the Tax authorities for the delay in filing the respective Tax return.

(c)	None of the Buyer or any Affiliate of the Buyer shall, or shall cause or permit the Company to, amend, re-file or otherwise modify, or grant an extension of any statute of limitation with respect to, a Tax return relating in whole or in part to the Company with respect to the Tax Period or exercise or change any election rights with respect to the Tax Period without the prior written consent of the Sellers except where required by Law. The procedure to resolve disputes as set out in clause 10.4.1(b) shall apply mutatis mutandis.

10.4.2.	Tax audits; Tax assessment procedures

After the Closing Date, the Buyer shall without undue delay notify the Sellers upon learning of the commencement of any tax audit or administrative or judicial proceeding or Tax assessment procedure or other claim of Tax authorities that, if determined adversely to the Company or after lapse of time, could constitute a basis for indemnification pursuant to clause 10.1 or for any claims of the Company against the Sellers. The Buyer or, at the Buyer’s choice, the Company shall, upon request of the Sellers, take legal remedies with respect to any Tax audit, Tax assessment, claim for refund or any administrative or judicial proceedings which involve any asserted Tax liability of the Company under clause 10.1 or for any claims of the Company against the Sellers using all reasonable means and defenses available to it (a “Contest”). The Sellers shall have the right to be consulted in respect of each such Contest. The Buyer shall keep the Sellers informed of the progress of any Contest and shall provide the Sellers with copies of all material notices, written communications and filings (including court papers) made by or on behalf of any of the parties to the underlying Contest. The Buyer shall procure that the Company grants the Sellers and the Sellers’ advisers access to any meetings or negotiations with respect to any Tax audit, Tax assessment, claim for refund or any administrative or judicial proceedings which involve any asserted Tax liability of the

Company under clause 10.1 or for any claims of the Company against the Sellers. Each Party shall bear its own costs with respect to any Contest.

10.5.	Cooperation

The Parties shall cooperate with each other in connection with all Tax matters and shall provide the Buyer and the Company with all information which they reasonably request in connection with any Tax matters and which is under the control of the Sellers.

10.6.	Tax Refunds

For Tax refunds - no matter if actually refunded or offset against Tax liabilities of the Company - attributable to the Tax Period, clauses 10.1 through 10.5 shall apply vice versa, i.e. any Tax refunds shall be transferred to the Sellers without undue delay provided such Tax refunds (i) have not been paid by the Tax authority before the Closing Date and (ii) are not reported as receivables in the Financial Statements. The Buyer shall procure that any provisions for Tax matters in the Financial Statements which can be dissolved shall be dissolved without undue delay, and the respective funds shall be paid out to the Sellers without undue delay. Clause 8.3.1(b) shall apply accordingly.

11.	BUYER’S WARRANTIES

11.1.	The Buyer warrants to the Sellers (as an independent warranty (selbständiges Garantieversprechen) under Section 311 (1) of the Civil Code) that each of the following Buyer’s Warranties is true and accurate as at the date of this Agreement and as at the Closing Date, except as otherwise set forth in this Agreement:

11.1.1.	the Buyer is a limited liability corporation duly organised and validly existing under the Laws of the jurisdiction of its incorporation.

11.1.2.	the Buyer has the requisite power and authority and has taken all actions and obtained all consents and approvals necessary to execute this Agreement and perform its obligations under and the transactions contemplated in this Agreement.

11.1.3.	the execution of, and the performance of its respective obligations under, this Agreement by the Buyer will not result in a breach of any provision of its articles of association or equivalent constitutional documents;

11.1.4.	the execution of, and the performance of its respective obligations under, this Agreement by the Buyer will not result in a breach of any order, judgment or decree of any Competent Authority to which it is a party or by which it is bound and which is material in the context of the transactions contemplated by this Agreement;

11.1.5.	no insolvency proceedings have been commenced against the Buyer for its winding up or dissolution, nor has an insolvency administrator, liquidator or similar officer been appointed with respect to any or all of the Buyer’s assets which would prevent the Buyer from fulfilling its obligations under this Agreement; and

11.1.6.	the Buyer and its Affiliates have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Sellers or any of its Affiliates could become liable or obliged.

12.	CO-OPERATION

12.1.	Each Party shall co-operate, at its own cost and expense, with the other on the request of the other to give full effect to this Agreement.

12.2.	In addition, each Party shall execute such documents and take such further actions as may be reasonably requested by the other Parties to carry out the provisions of this Agreement and the transactions contemplated in this Agreement, and to obtain in a timely manner all necessary waivers, consents and approvals to effect all necessary registrations and filings.

13.	PAYMENTS

13.1.	All payments to be made by the Buyer under this Agreement shall be made in full without any set-off or counterclaim and free from any deduction or withholding except:

13.1.1.	as stated otherwise in this Agreement;

13.1.2.	as may be required by applicable Law (in which event such deduction or withholding shall not exceed the amount required by such Laws and the payer will simultaneously pay to the payee whatever additional amount is required so that the net amount received is equal to what would have been received if no such deduction or withholding had been required);

13.1.3.	for claims for payment that are not disputed by the other Party or that have been finally determined as payable determined by a Competent Authority.

13.2.	THE SELLERS ACKNOWLEDGE THAT ANY PAYMENTS TO BE MADE BY THE BUYER UNDER THIS AGREEMENT (INCLUDING THE PAYMENT OF THE PURCHASE PRICE) MAY BE PAID IN WHOLE OR IN PART BY ABIOMED OR BY ABIOMED EUROPE OR BY ANY OTHER OF ABIOMED’S AFFILIATES.

13.3.	The following defenses and remedies of the Buyer are excluded in relation to any claim by the Sellers under or in connection with this Agreement:

13.3.1.	the defense that the Sellers did not perform its obligations under this Agreement (Section 320 of the Civil Code); and

13.3.2.	any assertion of a right of retention (Section 273 of the Civil Code).

14.	COSTS AND EXPENSES

14.1.	Each Party shall pay its own, and the Sellers shall pay the Company’s costs and expenses incurred up to the Closing, in relation to the negotiation, preparation, execution and performance of this Agreement (including all legal, accounting, broker, finder or financial advisory fees). For the avoidance of doubt, the Buyer and the Company shall not be responsible for any such costs and expenses of the Sellers or the Company after the Closing.

14.2.	The Buyer shall pay all transfer taxes which arise in accordance with the execution of this Agreement and shall procure that the required tax filings are made without undue delay.

14.3.	The Buyer shall pay all costs and expenses relating to or arising from the notarisation of this Agreement.

15.	THIRD PARTY RIGHTS

The Sellers acknowledge that the entering into this Agreement is also for the benefit of Abiomed and Abiomed Europe as the future owners of the Buyer. Except with respect to Abiomed and Abiomed Europe, unless expressly provided otherwise, this Agreement and the documents referred to in it are made solely for the benefit of the parties to them (including the Parties hereto) and their successors and permitted assigns, and are not intended to benefit, or be enforceable by, any other Person.

16.	CONFIDENTIALITY, ANNOUNCEMENTS, NON-COMPETE

16.1.	Each Party shall keep confidential and shall procure that each and every Affiliate or Representative of such Party keeps confidential:

16.1.1.	the negotiations relating to and concerning this Agreement;

16.1.2.	the subject matter and terms and conditions of this Agreement;

16.1.3.	in the case of the Sellers, all confidential information of the Buyer and its Affiliates made available to the Sellers by the Buyer in the course of the negotiations preceding the signing of this Agreement; and

16.1.4.	in the case of the Buyer, all confidential information of the Sellers made available to the Buyer by the Sellers, the Sellers’ Representatives or the Company in the course of the negotiations preceding the signing of this Agreement, provided that nothing in this clause 16.1.4 shall require the Buyer to keep any information relating solely to the Company confidential once the Closing has occurred.

16.2.	Each Party may disclose any information that it is required to keep confidential under this clause:

16.2.1.	to such employees, professional advisers, consultants, or officers of itself and its shareholders and any Affiliate of such Party as is reasonably necessary to advise on this Agreement, or to facilitate the transactions provided for in this Agreement, provided the disclosing Party procures that any Person to whom the information is disclosed keeps it confidential and adheres to the provisions of this clause 16 as if he were that Party; or

16.2.2.	with the other Parties’ written consent; or

16.2.3.	to the extent that the disclosure is required:

(a)	by applicable Laws;

(b)	by a Competent Authority;

(c)	to make any filing with, or obtain any authorisation from, a Competent Authority in connection with the transactions contemplated by this Agreement; or

(d)	to protect the disclosing Party’s interest in any legal proceedings;

(e)	due to reporting obligations towards financing banks, bondholders or in connection therewith;

but will use reasonable endeavours to consult the other Party and to take into account any reasonable requests it may have received in relation to the disclosure before making it; this does not apply to matters covered by clause 16.2.3(e).

16.3.	Each Party must supply the other with any information about itself, any Affiliate of such Party, its business or this Agreement as the other may reasonably require for the purposes of satisfying any Laws or requirements of any securities exchange to which the requiring Party is subject.

16.4.	The provisions of clauses 16.1 through 16.3 will continue to have effect for a period of five (5) years from the Closing Date.

16.5.	No Party shall make any formal press release or other public announcement in connection with this Agreement except:

16.5.1.	an announcement in a form agreed by the Buyer and the Sellers; and

16.5.2.	any announcement required by any applicable Laws (provided that, unless such consultation is prohibited by such Laws, it is made only after consultation with the Buyer or the Sellers, respectively).

16.6.	For a period of five (5) years from and after the Closing, the Sellers shall not engage, directly or indirectly, in any activity that relates in any form to the Intellectual Property Rights of the Company as of the Closing or in any activity that relates to Expandable Catheter Based Pumps. The Sellers shall, for a period of five (5) years from and after the Closing, not engage in the development or manufacture of any catheter-based expandable blood pump driven by a rotatable shaft within a catheter that improves blood flow or performs the pumping function of the heart, provided that nothing contained in this clause 16.6 shall limit the right of the Sellers to hold and make passive investments in securities of any Person registered on a national securities exchange, admitted to trading privileges thereon, or actively traded in a generally recognized over-the-counter market, provided further, however, that, the Sellers’ aggregate beneficial equity interest in any Person shall not exceed 3% of the outstanding shares or interests in such Person, except that any stake or interest the Sellers hold in Abiomed shall be permitted. This clause 16.6 shall not apply to (i) Seller 2’s activities in the current project MIRVAD (Minimal Invasive Right Ventricular Assist Device) running in Seller 2’s academic research institute at the University of Aachen or (ii) Seller 2’s other academic research and academic development activities at the University of Aachen or other academic institutions.

17.	NOTICES AND COMMUNICATIONS

17.1.	Any notice to be given under this Agreement shall be in writing and shall either be delivered by hand or facsimile transmission. Delivery by courier shall be regarded as delivery by hand.

17.2.	Notices must be sent to the address of the relevant Party referred to in this Agreement or the facsimile number set out below or to such other address or facsimile number as may be notified to the sending Party in accordance with this clause. Each communication shall be marked for the attention of such Person as is set out below or is notified to the sending Party in accordance with this clause.

If to the Sellers, to the Sellers’ Representative, to:

Address:	Auf dem Rotental 47 50226 Frechen Germany
Attention:	Dr. Klaus Düring

Fax:	+49 2234 962907

with a copy, for information purposes only, to:

Address:	Maiwald Patentanwalts GmbH Elisenstraße 3 80335 München Germany
Attention:	Mr. Marco Stief

Fax:	+49 89 776424

If to the Buyer or Abiomed, to:

Address:	Abiomed Europe GmbH Neuenhofer Weg 3 52074 Aachen Germany
Attention:	Dr. Thorsten Sieß
Fax:	+49 241 8860 222

and

Address:	Abiomed, Inc. 22 Cherry Hill Drive Danvers, Massachusetts 01923 USA
Attention:	Stephen C. McEvoy, Esq.
Fax:	+1 978 777 8411

with a copy, for information purposes only, to:

Address:	Foley Hoag LLP Seaport West 155 Seaport Boulevard Boston, Massachusetts 02210 USA
Attention:	Peter M. Rosenblum, Esq. Mark A. Haddad, Esq.
Fax:	+1 617 832 7000

17.3.	A communication shall be deemed to have been received:

17.3.1.	if delivered by hand or courier company, at the time of delivery to the receiving party; and

17.3.2.	if sent by facsimile to the receiving party, at the time of completion of transmission by the sender.

If under this clause a notice would be deemed to have been received outside normal business hours (being 9:30 a.m. to 5:30 p.m. on a Business Day) in the time zone of the territory of the recipient then the notice will be deemed to have been received at the next opening of normal business hours in the place of receipt.

17.4.	In proving receipt of the notice, it shall be sufficient to show that delivery by courier was made or that the facsimile was dispatched and a confirmatory transmission report received.

17.5.	Notwithstanding the provisions of clauses 17.3 and 17.4 above, the Parties may prove receipt of a notice under this Agreement in any other way admissible.

17.6.	A Party may notify the other Parties of a change to its name, relevant contact person, address or facsimile number for the purposes of this clause and notification shall be effective on:

17.6.1.	the date specified in the notification as the date on which the change is to take place; or

17.6.2.	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is deemed to have been served, the date falling five (5) Business Days after notice of any such change is deemed to have been served.

17.7.	For the avoidance of doubt, the Parties agree that the provisions of this clause do not apply to the service of any writ, summons, order, judgement or other document relating to or in connection with any legal proceedings.

18.	LANGUAGE

This Agreement and all notices or formal communications under or in connection with this Agreement shall be in English unless another language is required by applicable Law or in communication with a Competent Authority.

19.	NO ASSIGNMENT

19.1.	This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party shall assign any of its rights or delegate any of its obligations under this Agreement without the express prior written consent of each other Party except that the Buyer may assign or delegate any or all of its rights and obligations hereunder to one or more of its Affiliates without the consent of any other Party. Any purported assignment of rights or delegation of obligations in violation of this clause, whether voluntary or involuntary, by merger, consolidation, dissolution, operation of Law, or otherwise, is void.

19.2.	Subject to clause 19.1, the Sellers’ Warranties and the provisions of clauses 5, 7 and 8 of this Agreement are given for the benefit of the Buyer only.

19.3.	This Agreement shall be binding on and endure for the successors in title of the Parties and references to the Parties shall be construed accordingly.

20.	AMENDMENT AND WAIVER

20.1.	Any amendment or variation of this Agreement must be (a) in writing and signed by or on behalf of all Parties and (b) notarised if so required under German Law. This shall equally apply to any amendment or variation of the preceding sentence.

20.2.	A waiver of any right under this Agreement is only effective if it is in writing and it applies only to the Person to which the waiver is addressed and the circumstances for which it is given. This shall equally apply to any waiver of the provisions of the preceding sentence.

20.3.	The failure or delay by a Party in exercising any right or remedy under or in connection with this Agreement will not constitute a waiver of such right or remedy.

21.	SEVERANCE

Should one or more provisions of this Agreement be or become invalid or unenforceable, this shall not affect the validity and enforceability of the remaining provisions of this Agreement. The same shall apply if the Agreement does not contain an essential provision. In place of the invalid or unenforceable provision, or to fill a contractual gap, such valid and enforceable provision shall apply which reflects as closely as possible the commercial intention of the Parties as regards the invalid, unenforceable or missing provision. The legal principle contained in Section 139 of the Civil Code, including in the sense of a reversal of the burden of proof, shall not apply.

22.	ENTIRE AGREEMENT

22.1.	This Agreement constitutes the entire and only agreement and understanding between the Parties in relation to its subject matter. Any previous drafts, agreements, understandings, undertakings, representations, warranties, promises and arrangements of any nature whatsoever between the Parties with any bearing on the subject matter of this Agreement are superseded and extinguished.

22.2.	All Exhibits to this Agreement shall form an integral part of this Agreement. In case of a conflict between any Exhibit and the provisions of this Agreement, the provisions of this Agreement shall prevail.

23.	GOVERNING LAW AND JURISDICTION

23.1.	This Agreement shall be governed by and construed in accordance with German Law, excluding the United Nations Convention for the International Sale of Goods (CISG) and the conflict of Laws rules.

23.2.	All and any disputes or differences arising out of or in connection with this Agreement, or its breach, termination or invalidity, (a “Dispute”) shall be resolved and finally settled in the manner provided for in this clause 23.

23.3.	Except if time is of the essence (Eilbedürftigkeit), within twenty (20) Business Days of a request by way of notice from one Party to the other (a “Notice of Dispute”), one or more

Representatives of the Parties with authority to settle the Dispute, shall meet and shall attempt in good faith to resolve the Dispute.

23.4.	If the Dispute is not resolved within forty (40) Business Days of the Notice of Dispute, either Party may by written notice to the other refer the Dispute to an arbitration tribunal for final determination.

23.5.	All disputes arising under or in connection with this Agreement (including any disputes in connection with its validity) shall be exclusively and finally settled by three (3) arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (Deutsche Institution für Schiedsgerichtsbarkeit – DIS) as applicable from time to time, without recourse to the ordinary courts of Law. The place of the arbitration shall be Frankfurt/Main. The language of the arbitral proceedings shall be English.

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